SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 4, 2004

AVECIA GROUP plc
(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester M9 8ZS
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________)

Enclosure:	Press release, Avecia to sell its Biocides business to Arch Chemicals Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: March 4, 2004	By:	/s/ Derrick Nicholson
	Name:	Derrick Nicholson
	Title:	Finance Director

P R E S S R E L E A S E

Avecia to sell its Biocides business to Arch Chemicals Inc

Manchester, England, March 4 2004: Avecia announced today that it has signed a definitive agreement to sell its Biocides business to Arch Chemicals Inc for approximately US$215 million. The transaction is subject to regulatory and other customary closing conditions. The business had sales of approximately $137 million in 2003.

Dedicated manufacturing assets at Huddersfield, Grangemouth and Seals Sands in the UK, Mount Pleasant in the USA, and a technical service laboratory in New Castle, Delaware, USA will transfer to Arch as part of the sale. Arch will also acquire commercial offices in Wilmington (Delaware), Tokyo, Sao Paulo and Frankfurt. The business’ UK R&D centre, technical service laboratories and commercial offices will remain on the Avecia site in Manchester, England under a long term lease agreement. In Belgium, Spain and Singapore, the business’ commercial teams will continue to share office facilities under service agreements with the respective lease holders.

Approximately 290 employees worldwide will transfer to Arch upon completion of the sale.

Avecia is one of the world’s top three producers of biocides operating in two key business sectors:

The Protection & Hygiene business develops and produces a range of products for use in applications covering industrial preservation, disinfection, plastics, textiles and personal care. These products are marketed under the primary brands PROXEL™ in-can preservatives; VANQUISH™ antimicrobials for plastics; VANTOCIL™ disinfectants and preservatives; REPUTEX™ antimicrobials for textiles; COSMOCIL™ preservatives for cosmetics and personal care products and DENSIL™ fungicides. In Consumer Antimicrobials, the business offers ‘freshness and performance’ treatments for textiles and other applications under the PURISTA™ brand.

The Pool & Spa business is the world’s leader in non-chlorine and bromine-free treatments for residential swimming pools, hot tubs and spas. The BAQUACIL™ range is the recognized market leader in chlorine-free pool sanitizers in the US, the world’s largest consumer of pool sanitizing products. A full range of chlorine and bromine free spa products are marketed under the brand name BAQUASPA™.

Avecia CEO, Jeremy Scudamore said: “I am very pleased that we have reached agreement with Arch for the sale of the Biocides business. Arch already holds a leadership position in chlorine-based water treatment chemicals. They also have a good portfolio of industrial biocides and a clear focus on innovation and customer service. The acquisition of Avecia’s Biocides business will complement and strengthen their position in these sectors and provide excellent opportunities for future growth”. Mr Scudamore added: “The sale of the Biocides business is consistent with Avecia’s strategy of seeking opportunities that add value for Avecia investors.

Net proceeds from the sale will largely be used to repay Avecia’s bank debt.

Investor Enquiries:	Media Enquiries:
Duncan McLellan	Andrew Smalley
Tel: +44 (0)161 721 1228	Tel: +44 (0)161 721 2441 Mob: +44 (0)7802 773604

Editor notes:

The total transaction is approximately US$215 million, comprised of US$200 million in cash and 669,750 shares of Arch common stock. The agreement also includes a working capital adjustment and a US$5 million contingent payment based upon future performance of the acquired businesses.

About Avecia:

With 2002 sales of £575.7m, Avecia is one of Europe’s largest privately-owned specialty chemical companies. It operates in three business segments – Biotechnology, Chemicals and NeoResins. The Biocides business formed part of the Avecia’s Chemicals portfolio.

The company employs approximately 3,000 people across 17 sites in all major world markets. Avecia was formed on 30 June 1999, following completion of a $2.1bn (£1.3bn) buyout of the former Zeneca Specialties business from AstraZeneca. The deal was financed by Cinven and Investcorp – two of Europe’s leading private investment firms. For further information visit the company’s website at: http://www.avecia.com.